Exhibit 99.1

Cenovus recognized as a leader in corporate responsibility

Named to Sustainalytics, Corporate Knights top 50 lists

Calgary, Alberta (June 8, 2015) — Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) continues to receive recognition as one of the country’s most responsible companies. For the fourth year in a row, Maclean’s magazine and Sustainalytics ranked Cenovus among the Top 50 Socially Responsible Corporations in Canada. Cenovus was one of five Canadian energy and utilities companies to make the list. Last week, Corporate Knights magazine recognized Cenovus as one of the Best 50 Corporate Citizens in Canada for the fifth consecutive year. Cenovus was the only Canadian oil and gas producer to make the top 10 in that list. Cenovus has also retained its place on the Euronext Vigeo World 120 Index for responsible performance.

“At Cenovus, we’ve made a commitment to develop our resources responsibly by integrating social, environmental and good governance considerations into all that we do,” said Jon Mitchell, Cenovus Director, Environment & Sustainability. “We believe this consistent recognition from Sustainalytics and Corporate Knights is great confirmation of our efforts.”

Maclean’s works with Sustainalytics, a global leader in corporate responsibility analysis, to select 50 leaders in corporate social responsibility every year. Companies are selected on the basis of their performance across a broad range of environmental, social and governance indicators and assessed based on industry groups. Corporate Knights is a quarterly Canadian magazine whose annual corporate citizenship rankings consider a variety of factors, including a company’s impact on the environment, its safety record, pension fund quality, board diversity, corporate governance and transparency. Vigeo works with NYSE Euronext, the world’s largest exchange group, to manage a number of indexes that concentrate on ranking corporate performance related to the environment, social issues and governance.

In addition to mandatory financial and regulatory reporting, Cenovus voluntarily discloses its corporate responsibility performance every year in a number of ways, including through the CDP’s Climate Change and Water programs, and through the company’s corporate responsibility report on cenovus.com. Cenovus is also a member of the Dow Jones Sustainability World and North America indexes as well as the FTSE4Good Index Series.

Cenovus Energy Inc.

Cenovus Energy Inc. is a Canadian integrated oil company. It is committed to applying fresh, progressive thinking to safely and responsibly unlock energy resources the world needs. Operations include oil sands projects in northern Alberta, which use specialized methods to drill and pump the oil to the surface, and established natural gas and oil production in Alberta and Saskatchewan. The company also has 50% ownership in two U.S. refineries. Cenovus shares trade under the symbol CVE, and are listed on the Toronto and New York stock exchanges. Its enterprise value is approximately $22 billion. For more information, visit cenovus.com.

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CENOVUS CONTACTS:

Media	Investor Relations
Reg Curren	Kam Sandhar
Senior Media Advisor	Director, Investor Relations
403-766-2004	403-766-5883

Media Relations general line	Graham Ingram
403-766-7751	Manager, Investor Relations
403-766-2849

Anna Kozicky
Senior Analyst, Investor Relations
403-766-4277

Steve Murray
Senior Analyst, Investor Relations
403-766-3382